04001600

SECURITIES A... ...SION
Washington, D.C. 20549

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JAN 2 0 2004

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-16482 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1-1-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ocean State Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

349 Fischer Circle
(No. and Street)

| Portsmouth | RI | 02871 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George W. Glover 401-846-4100
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DANNIN, Joseph A.
(Name — if individual, state last, first, middle name)

| 163 Aquidneck AVE | Middletown | RI | 02842 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

CHECK ONE:

- [ ] Certified Public Accountant
- [X] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

## OATH OR AFFIRMATION

I, George W. Glover, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ocean State Securities, Inc., as of December 31, 19 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

George W. Glover
Signature

President/CEO
Title

Jennifer Cole exp 6-2-07
Notary Public

This report** contains (check all applicable boxes):
- ( ) Facing page.
- ( ) Statement of Financial Condition.
- ( ) Statement of Income (Loss).
- ( ) Statement of Changes in Financial Condition.
- ( ) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ( ) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ( ) Computation of Net Capital.
- ( ) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ( ) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ( ) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ( ) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ( ) An Oath or Affirmation.
- ( ) ~~A copy of the SIPC Supplemental Report.~~
- ( ) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**OCEAN STATE SECURITIES, INC.**
December 31, 2003

# STATEMENT OF FINANCIAL CONDITION

| | | |
|---|---|---|
| **Current Assets** | | |
| Cash-Checking account | $2,882.08 | |
| Cash-Checking account | 0.00 | |
| Investment account | 4,679.17 | |
| Commissions Receivable | 38.44 | |
| | ========== | |
| Total Current Assets | | 7,599.69 |
| **Fixed Assets** | | |
| Furniture & Fixtures | 528.94 | |
| Less: Accumulated Depreciation | 528.93 | |
| Total Fixed Assets | | 0.00 |
| **Total Assets** | | 7,599.69 |
| | | ========== |
| **Current Liabilities** | | |
| Commissions Payable | 38.44 | |
| Total Current Liabilities | | 38.44 |
| **Total Liabilities** | | 38.44 |
| **Net Worth** | | 7,561.25 |
| **Total Liabilities and Net Worth** | | 7,599.69 |
| | | ========== |

**OCEAN STATE SECURITIES, INC.**
December 31, 2003

## 'STATEMENT OF INCOME AND LOSS FOR THE TWELVE MONTHS ENDED 12-31-03

| | |
|---|---|
| **Income** | |
| Commissions Received | $50,667.61 |
| Interest Received | 23.99 |
| **Total Income** | $50,691.60 |
| **Expenses** | |
| Depreciation | 0.00 |
| Bank Charges | 0.00 |
| Insurance | 75.00 |
| Legal & Accounting | 410.00 |
| Miscellaneous | 0.00 |
| Printing & Stationery | 794.52 |
| Sales Adjustments | 0.00 |
| Sales Commissions | 47,900.00 |
| Supplies | 0.00 |
| Local Taxes | 0.00 |
| State Taxes | 300.00 |
| Telephone | 729.64 |
| Dues | 282.00 |
| **Total Expenses** | $50,491.16 |
| Net Profit | $200.44 |
| | =========== |

**OCEAN STATE SECURITIES, INC.**
December 31, 2003

## STATEMENT OF CHANGES IN FINANCIAL CONDITION

| | 12/31/02 | 12/31/03 | +(-) |
|---|---|---|---|
| Cash-Checking | 2,705.63 | 2,882.08 | 176.45 |
| Cash-Checking | 0.00 | 0.00 | 0.00 |
| Investment Account | 4,655.18 | 4,679.17 | 23.99 |
| Commissions Receivable | 106.51 | 38.44 | (68.07) |
| Furniture & Fixtures | 0.00 | | 0.00 |
| Total | $7,467.32 | $7,599.69 | $132.37 |
| | ========== | ========== | ========== |
| Commissions Payable | 347.29 | 38.44 | (308.85) |
| Net Worth | 7,120.03 | 7,561.25 | 441.22 |
| Total | $7,467.32 | $7,599.69 | $132.37 |

**OCEAN STATE SECURITIES, INC.**
December 31, 2003

# STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

| | |
|---|---|
| Balance December 31, 2002 | $7,120.03 |
| Profit 12/31/02 to 12/31/03 | 200.44 |
| Excess of Commissions Receivable over Commissions Payable (Net) | 240.78 |
| Balance December 31, 2003 | 7,561.25 |

**OCEAN STATE SECURITIES, INC.**
December 31, 2003

# STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

| | Balance 12/31/02 | Balance 12/31/03 |
|---|---|---|
| Subordinated Liabilities | NONE | NONE |
| | ========== | ========== |

**OCEAN STATE SECURITIES, INC.**
December 31, 2003

## SECURITIES - INVESTMENT ACCOUNT

Oppenheimer Money Market Fu 4,679.17

## ASSETS-LIABILITIES; AGGREGATE INDEBTEDNESS; NET CAPITAL 12-31-03

| | |
|---|---|
| **Assets** | |
| Cash-Checking | $2,882.08 |
| Cash-Checking | 0.00 |
| Investment Account | 4,679.17 |
| Commissions Receivable | 38.44 |
| | $7,599.69 |
| Non-Allowable | |
| Furniture & Fixtures | 0.00 |
| | =========== |
| | $7,599.69 |
| **Liabilities** | |
| Commissions Payable | 38.44 |
| **Capital** | |
| Capital Stock | $7,360.81 |
| Profit & Loss(c\Cash Basis_ | 200.44 |
| Profit & Loss (Accrual Basis) | 0.00 |
| Total Capital | $7,561.25 |
| | =========== |
| Total Liabilities & Capital | $7,599.69 |
| **Net Capital Computation** | |
| Net Worth | 7,561.25 |
| Less Non Allowable Asset | 0.00 |
| Current Capital | 7,561.25 |
| Less Haircut on Investment Account @ 2% | 93.58 |
| | =========== |
| Net Capital | $7,467.67 |
| Net Capital Required | $5,000.00 |
| Net Capital to Meet 120% Rule | 6,000.00 |
| Allowable Aggregate Indebtedness (15:1) | $112,015.05 |
| Actual Indebtedness | 38.44 |

**OCEAN STATE SECURITIES, INC.**
December 31, 2003

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

Ocean State Securities, Inc. is exempt from the reserve bank account requirements under Rule 15c3-3 by meeting all the requirements under Paragraph (k).

**OCEAN STATE SECURITIES, INC.**
December 31, 2003

## INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

Ocean State Securities, Inc. is exempt from all the possession or control requirements under Rule 15c3-3 paragraph (k).

**OCEAN STATE SECURITIES, INC.**
December 31, 2003

## RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

### ITEM (1)

There are no differences between the computation of Net Capital computed by Ocean State Securities, Inc. and that of the Auditor.

**OCEAN STATE SECURITIES, INC.**
December 31, 2003

## RECONCILIATION PURSUANT TO RULE 17A-5(d) (4)

There are no material differences existing between this audit and the Focus Report X-17A5, Part 11A for the quarterly period ending December 31, 2003

**OCEAN STATE SECURITIES, INC.**
December 31, 2003

## BANK RECONCILIATION
## NEWPORT FEDERAL SAVINGS BANK 02-6006928

| | | |
|---|---|---|
| Checking Account Balance | 12/31/02 | $2,705.63 |
| Deposits | | 51,355.61 |
| Total | | 54,061.24 |
| Disbursements | | 51,179.16 |
| *Bank chargesfor stopped checks* | | *0.00* |
| Checking Account Balance | 12/31/03 | $2,882.08 |
| | | =========== |

**OCEAN STATE SECURITIES, INC.**
December 31, 2003

## STOCKS AND BONDS

| Stock | Account # | Balance |
|---|---|---|
| Oppenheimer Money Market Fund | 200-2006610670 | 4,679.17 |

**OCEAN STATE SECURITIES, INC.**
December 31, 2003

## STATEMENT OF COMMISSIONS RECEIVABLE AND PAYABLE

| | Receivable | Payable | Net Difference |
|---|---|---|---|
| Glover | 38.44 | 38.44 | 0.00 |
| | ========== | ========== | ========== |
| | 38.44 | 38.44 | 0.00 |

**OCEAN STATE SECURITIES, INC.**
December 31, 2003

Ocean State Securities, Inc. is not proposing to withdraw any capital or subordinating capital within the next six(6) months.

**JOSEPH A. DANNIN**
PUBLIC ACCOUNTANT
ENROLLED TO PRACTICE BEFORE INTERNAL REVENUE SERVICE
163 AQUIDNECK AVENUE
P.O. BOX 4639
MIDDLETOWN, RHODE ISLAND 02842

TELEPHONE
(401)847-6575

January 15, 2004

Securities and Exchange Commission
Washington, DC 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 20 2004
DIVISION OF MARKET REGULATION

Re: Ocean State Securities, Inc.

Gentlemen:

I have examined the Statements of Assets and Liabilities and Investment Portfolio of Ocean State Securities, Inc. as of December 31, 2003 and related statements of Income and Expenses and changes in new assets for the period then ended. My examination was made in accordance with generally accepted auditing standards and included such tests of accounting necessary in the circumstances.

Verification by outside sources was made of the checking account balance and savings accounts. Verification of the computation of the ratio of aggregate indebtedness to net capital at the audit date and reviewing the procedures followed in making the periodic computations required under the provisions of Rule 17-a-3-(a) (11) were made and a copy is so enclosed.

The audit was designed in such a manner as to provide me with reasonable assurance of the discovery of any material inadequacies in the accounting system, the internal accounting control procedures for safeguarding securities and of the procedures followed in complying with Rule 17-a-13, which are existing at the date of the audit. Under this system I found that there are no material inadequacies existing in any way.

In my opinion such financial statements present fairly the financial position of Ocean State Securities, Inc. at December 31, 2003 and the results of its operations for the period then ended, in conformity with generally accepted accounting principles.

Yours very truly,

Joseph A. Dannin

Joseph A. Dannin